Nasdaq Regulation



Eun Ah Choi
Senior Vice President
Global Head of Regulatory Operations

December 1, 2025

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on December 1, 2025, The Nasdaq Stock Market (the "Exchange") received from BITCOIN INFRASTRUCTURE ACQUISITION CORP LTD. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Class A Ordinary Shares, $0.0001 par value

Redeemable Warrants – each exercisable for one Class A ordinary share at $11.50 per Class A Ordinary Share

Units, each consisting of one Class A ordinary share and one-half of one Redeemable Warrant

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness of the Form 8-A 12(b) concurrently with effectiveness of its 1933 Act Registration Statement, and we hereby join in such request.

Sincerely,

[signature]